Exhibit 99.2

           Nasdaq: FOMX  FMX101 Topical 4% Minocycline Foam for Moderate-to-Severe AcnePhase 3 ResultsMarch 2017

 Disclaimer  To the extent that statements contained in this presentation are not descriptions of historical facts regarding Foamix, they are forward-looking statements reflecting management’s current beliefs and expectations. Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; (v) the timing or likelihood of regulatory filings and approvals; and (vi) our revenues under our agreements with our licensees, including Bayer, Allergan and Merz. Although we believe that the expectations reflected in the forward-looking statements are reasonable, various factors may cause differences between our expectations and actual results, including, but not limited to, unexpected safety or efficacy data, unexpected side effects observed during preclinical studies or in clinical trials, lower than expected enrollment rates in clinical trials, changes in expected or existing competition, changes in the regulatory environment for our product candidates and our need for future capital, the inability to protect our intellectual property, and the risk that we become a party to unexpected litigation or other disputes. You should read the documents filed by Foamix with the SEC, including our prospectuses, the Risk Factors set forth therein and the documents filed as exhibits to our registration statements, of which the prospectuses are a part, completely and with the understanding that our actual future results may be materially different from what we expect.  You may obtain those documents by visiting EDGAR on the SEC website at www.sec.gov. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the foam technology or product candidates of Foamix.  2

 Phase 3 Pivotal Clinical Studies   3  Protocol FX2014-04 and Protocol FX2014-05  A Randomized, Double-Blind Trial to Compare the Efficacy, Safety and Long-Term Safety of Topical Administration of FMX-101 for 1 Year in the Treatment of Moderate-to-Severe Acne Vulgaris

foamix® Pharmaceuticals

Phase 3: Design of Each Pivotal Trial (x2)

12-week, randomized, double-blind, vehicle controlled, in subjects with moderate-to-severe acne; followed by 9 month open label safety extension


Double-blinded Phase
Randomized (2:1), double-blind
N = 450
• Minocycline Foam 4%
• Foam vehicle
Open Label Safety Extension
Subjects who complete one of the randomized, Phase 3 studies may enter the open-label phase
Minocycline foam 4% – 9 months of treatment
Baseline
Week 3
Week 6
Week 9
Week 12
(End of treatment)
12 Months

- Self-apply, once daily, in the evening, for 12 weeks
- Inclusion criteria
  - At least 20 inflammatory and 25 non-inflammatory lesions
  - IGA 6 point scale – Moderate or Severe (Grade 3 or 4)
- Co-Primary Efficacy Endpoints
  - Mean change from baseline in inflammatory lesion count
  - Proportion of subjects with IGA scores of "Clear" or "Almost Clear", with improvement of at least 2 grades from baseline

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foamix®
Pharmaceuticals

Acne Phase 3

Baseline Data

- Total number of subjects: 466 (Trial 04) 495 (Trial 05)
- Mean age: 20.3 20.6
- Male/Female: M=42.9% F=57.1% M=41.4% F=58.6%
- Ethnicity: W=62.7% B=27.0% O=10.3% W=74.1% B=20.8% O=5.0%

	Trial 04		Trial 05	
	FMX-101, 4% (N = xxx)	Vehicle (N = xxx)	FMX-101, 4% (N = xxx)	Vehicle (N = xxx)
Baseline Inflammatory Lesion Counts				
Mean (SD)	32.2(8.4)	31.6(8.6)	31.6(8.6)	32.3(8.0)
Median	31	30	30	31
Range (min-max)	20-50	20-76	20-69	20-50
Baseline Non-inflammatory Lesion Counts				
Mean (SD)	49.5(18.0)	46.5(16.6)	50.5(19.5)	50.9(19.9)
Baseline Total Lesion Counts				
Mean (SD)	81.7(21.3)	78.1(19.7)	81.5(21.9)	83.1(23.2)
Baseline IGA Score, n (%)				
3 – Moderate	255(83.1)	137(86.2)	296(88.9)	148(91.4)
4 – Severe	52(16.9)	22(13.8)	37(11.1)	14(8.6)

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foamix Pharmaceuticals

Acne Phase 3 Efficacy Results

Reduction of Inflammatory Lesion Count at Week 12


Absolute Change in Inflammatory Lesion Count at Week 12
Trial 04
Trial 05
FMX101
Vehicle
n=307
n=159
n=333
n=162
-14.16
-11.17
-13.46
-10.72
P<.01*
P<.01*
Mean Reduction in IL Count vs. Baseline
0
-2
-4
-6
-8
-10
-12
-14
-16

- In Trial 04, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was 14.16 versus 11.17 in vehicle (p=0.0071)
- In Trial 05, absolute change in inflammatory lesion count for the FMX101, 4% treatment group was 13.46 versus 10.72 in vehicle (p=0.0058)

*Intent to Treat (ITT) Population; ANCOVA; multiple imputation method

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P<.05*      P>0.21*  7  n=307  n=159  n=333  n=162  FMX101  Vehicle  FMX101  Vehicle  Acne Phase 3 Efficacy ResultsIGA Treatment Success at Week 12 [Score Clear (0) or Almost Clear (1)]  In Trial 04, IGA Treatment Success for FMX101, 4% treatment group was 8.09% versus 4.77% in vehicle (p=0.2178) In Trial 05, IGA Treatment Success for FMX101, 4% treatment group was 14.67% versus 7.89% in vehicle (p=0.0423)   *Intent to Treat (ITT) Population; Cochran–Mantel–Haenszel test; multiple imputation method

     P<.01*      P<.01*  8  n=307  n=159  n=333  n=162  FMX101  Vehicle  FMX101  Vehicle  Acne Phase 3 Efficacy Results% Change of Inflammatory Lesion Count at Week 12  In Trial 04, percent change in inflammatory lesion count for the FMX101, 4% treatment group was 43.93% versus 34.03% in vehicle (p=0.0033) In Trial 05, percent change in inflammatory lesion count for the FMX101, 4% treatment group was 42.94% versus 34.30% in vehicle (p=0.0097)   *Intent to Treat (ITT) Population; ANCOVA; multiple imputation method

     P>0.14*      P<.05*  9  n=307  n=159  n=333  n=162  FMX101  Vehicle  FMX101  Vehicle  Acne Phase 3 Efficacy ResultsIGA Treatment Improvement > 2-grade at Week 12  In Trial 04, > 2-grade IGA Improvement for FMX101, 4% treatment group was 13.39% versus 8.99% in vehicle (p=0.1435) In Trial 05, > 2-grade IGA Improvement for FMX101, 4% treatment group was 17.26% versus 8.64% in vehicle (p=0.0165)   *Intent to Treat (ITT) Population; Cochran–Mantel–Haenszel test; multiple imputation method

 Acne Phase 3 Safety Results   10  Overall AE Frequency*  FMX101 – Generally Safe and Well Tolerated  Trial 04 AE Frequency (%)      Adverse Event  FMX101, 4%  Vehicle  One or more  16.9  18.2  Nasopharyngitis  2.0  3.8  Headache  2.3  3.1  CK increase  1.0  0.6  Ligament sprain  0.3  1.3  Nausea  0.7  0.6  Trial 05 AE Frequency (%)      Adverse Event  FMX101, 4%  Vehicle  One or more  33.0  26.5  Nasopharyngitis  7.2  3.7  Headache  6.0  5.6  Upper Respiratory Tract Infection  1.8  1.2  Ligament Sprain  1.8  0.6  CK increased  1.5  2.5  Nausea  1.2  0.6  Vomiting  1.2  0.6  * Non-dermal AEs occurring in at least 1% of subjects in either group

 Acne Phase 3 Safety Results - Summary   11  The most common systemic adverse event was nasopharyngitis in both studies; overall 2.6% in Trial 04 and 6.1% in Trial 05Dermal adverse events were few; most were mild and included instances of acne, dermatitis, rash and discoloration.No drug-related serious adverse events were reported A total of 4 subjects discontinued the Trial due to an adverse event including 2 in the active group (pruritus, worsening acne) and 2 in the vehicle group (ectopic pregnancy, elevated liver enzymes).FMX101 was generally safe and well tolerated.

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